

December 8, 2014

Via E-mail
Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

> **Re:** **Star Bulk Carriers Corp.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed November 21, 2014**
> **File No. 333-198832**

Dear Mr. Pappas:

We have reviewed your responses to the comments in our letter dated October 14, 2014 and have the following additional comment.

Exhibit 5.1

1. Please have counsel revise to opine upon the legality of the warrants, rights, and units.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Robert E. Lustrin, Esq.